Exhibit 99.2
CIRCULAR DATED 22 FEBRUARY 2008
THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION. PLEASE READ IT CAREFULLY AND IN ITS ENTIRETY.
If you are in any doubt about this circular or as to the action you should take, you should consult your stockbroker, bank manager, solicitor, accountant or other professional adviser immediately.
If you have sold or transferred all your ordinary shares in the capital of STATS ChipPAC Ltd. (the “Company”) you should immediately forward this Circular and the accompanying Proxy Form to the purchaser or transferee or to the bank, stockbroker or agent through whom the sale was effected for onward transmission to the purchaser or transferee.
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D

CIRCULAR TO SHAREHOLDERS
in relation to
the proposed Capital Reduction and Cash Distribution to Shareholders

IMPORTANT DATES AND TIMES

Last date and time for lodgement of Proxy Form	:	15 March 2008 at 10 a.m.

Date and time of Extraordinary General Meeting	:	17 March 2008 at 10 a.m.

Place of Extraordinary General Meeting	:	10 Ang Mo Kio Street 65
Techpoint #04-18/20
Singapore 569059

DEFINITIONS
In this Circular, the following definitions apply throughout except where the context otherwise requires:

“ADSs”	:	American Depositary Shares of the Company, each representing 10 Shares.

“Awards”	:	Awards of Shares granted pursuant to the PSP.

“Books Closure Date”	:	A date to be announced on which the Transfer Books and the Register of Members of the Company will be closed in order to determine the entitlements of Shareholders under the Capital Reduction.

“Capital Amount”	:	The amount proposed to be returned to the Shareholders for each Share held as at the Books Closure Date pursuant to the Capital Reduction.

“Capital Reduction”	:	The proposed capital reduction exercise to be carried out by the Company pursuant to Section 78G of the Companies Act with the intention to effect the Cash Distribution, details of which are set out on pages 1 to 10 of this Circular.

“Cash Distribution”	:	The proposed cash distribution by the Company to the Shareholders of an aggregate amount of up to US$813 million.

“CDP”	:	The Central Depository (Pte) Limited.

“Committee”	:	The Executive Resource & Compensation Committee appointed by the Directors to administer the Share Plans.

“Companies Act”	:	The Companies Act, Chapter 50 of Singapore as may be amended from time to time.

“Company” or “STATS ChipPAC”	:	STATS ChipPAC Ltd.

“Convertible Notes”	:	The US$6.2 million of Convertible Notes due 2008 outstanding as at the Latest Practicable Date.

“Convertible Subordinated Notes”	:	The US$134.5 million of 2.5% Convertible Subordinated Notes due 2008 outstanding as at the Latest Practicable Date.

“Court”	:	The High Court of the Republic of Singapore.

“Directors”	:	The directors of the Company as at the date of this Circular, unless otherwise stated.

“EGM”	:	The extraordinary general meeting of the Shareholders, notice of which is set out on pages 17 to 18 of this Circular.

“ESPP”	:	The STATS ChipPAC Ltd. Employee Share Purchase Plan 2004, as amended or modified from time to time.

“Group”	:	STATS ChipPAC and its subsidiaries.

i

DEFINITIONS

“Income Tax Act”	:	The Income Tax Act, Chapter 134 of Singapore as may be amended from time to time.

“Latest Practicable Date”	:	1 February 2008, being the latest practicable date prior to the printing of this Circular.

“Listing Manual”	:	The Listing Manual of the SGX-ST, as amended up to the Latest Practicable Date.

“Market Days”	:	A day on which the SGX-ST is open for trading in securities.

“NTA”	:	Net tangible assets.

“PSP”	:	The STATS ChipPAC Ltd. Performance Share Plan, as amended or modified from time to time.

“Rights”	:	Rights to purchase Shares granted under the ESPP.

“RSP”	:	The STATS ChipPAC Ltd. Restricted Share Plan, as amended or modified from time to time.

“RSUs”	:	Restricted share units granted pursuant to the RSP.

“SEC”	:	United States Securities and Exchange Commission.

“Securities Accounts”	:	Securities accounts maintained by a Depositor with CDP, but not including securities sub-accounts maintained with a Depository Agent.

“SGX-ST”	:	Singapore Exchange Securities Trading Limited.

“Share Incentive Awards”	:	The Awards, Rights, RSUs, SOP Options, Substitute SOP Options and Substitute EIP Options.

“Share Plans”	:	The ESPP, the PSP, the SOP, the RSP, the Substitute SOP and the Substitute EIP.

“Shareholders”	:	Persons who are registered as holders of Shares in the Register of Members of the Company and Depositors who have Shares credited to their Securities Accounts.

“Shares”	:	Ordinary shares in the capital of the Company, including ordinary shares represented by ADSs.

“SOP”	:	The STATS ChipPAC Ltd. Share Option Plan, as amended or modified from time to time.

“SOP Options”	:	Options to subscribe for Shares granted pursuant to the SOP.

“STSPL”	:	Singapore Technologies Semiconductors Pte Ltd.

ii

DEFINITIONS

“Substitute EIP”	:	The STATS ChipPAC Ltd. Substitute Equity Incentive Plan, as amended or modified from time to time.

“Substitute EIP Options”	:	Options to subscribe for Shares granted pursuant to the Substitute EIP.

“Substitute SOP”	:	The STATS ChipPAC Ltd. Substitute Share Purchase and Option Plan, as amended or modified from time to time.

“Substitute SOP Options”	:	Options to subscribe for Shares granted pursuant to the Substitute SOP.

“Temasek”	:	Temasek Holdings (Private) Limited.

“S$” and “cents”	:	Singapore dollars and cents.

“US$”	:	United States of America dollars.

“%”	:	Per centum or percentage.
The expressions “Depositor”, “Depository Agent” and “Depository Register” shall have the respective meanings ascribed to them in Section 130A of the Companies Act.
Words importing the singular shall, where applicable, include the plural and vice versa, and words importing the masculine gender shall, where applicable, include the feminine and neuter genders and vice versa. Words importing persons shall include corporations.
The headings in this Circular are inserted for convenience only and shall be ignored in construing this Circular.
Any reference in this Circular to any enactment is a reference to that enactment as for the time being amended or re-enacted. Any word defined under the Companies Act or the Listing Manual of the SGX-ST, or any modification thereof and used in this Circular shall, where applicable, have the meaning assigned to it under the Companies Act or the Listing Manual of the SGX-ST or any modification thereof, as the case may be.
Any reference to a time of day in this Circular shall be a reference to Singapore time unless otherwise stated.
Any discrepancy with the tables in this Circular between the listed amounts and the totals thereof is due to rounding.

iii

LETTER TO SHAREHOLDERS
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D

Directors:	Registered Office:

Mr Charles R. Wofford	10 Ang Mo Kio Street 65
Mr Tan Lay Koon	Techpoint #05-17/20
Mr Peter Seah Lim Huat	Singapore 569059
Mr R. Douglas Norby
Mr Teng Cheong Kwee
Mr Tokumasa Yasui
Mr Phoon Siew Heng

22 February 2008

To:	The Shareholders of STATS ChipPAC Ltd.
Dear Sir/Madam
1.	INTRODUCTION
1.1	EGM. The Directors of the Company are convening the EGM to be held on 17 March 2008 to seek Shareholders’ approval for the proposed Capital Reduction and Cash Distribution.

1.2	Circular. The purpose of this Circular is to provide Shareholders with information relating to the proposal to be tabled at the EGM.

1.3	SGX-ST. The SGX-ST assumes no responsibility for the correctness of any of the statements made or opinions expressed in this Circular.
2.	THE PROPOSED CAPITAL REDUCTION AND CASH DISTRIBUTION
2.1	Announcement. On 11 January 2008, the Directors announced the proposed Capital Reduction with the intention to effect a proposed aggregate Cash Distribution of up to US$813 million. The Capital Amount is proposed to be returned to Shareholders for each Share held as at the Books Closure Date.

A copy of the Company’s announcement is available on the website of the SGX-ST at www.sgx.com.

2.2	Conditional Capital Reduction Exercise. The Capital Reduction and Cash Distribution are subject to the conditions set out in paragraph 2.7 of this Circular. If the Company determines that these conditions have been satisfied and it decides to proceed to lodge a copy of the Order of Court approving the Capital Reduction with the Registrar of Companies and Businesses of Singapore, the Company would then make the lodgement, whereupon the Capital Reduction would become effective and the Cash Distribution would become payable. If the Capital Reduction becomes effective, the Company will promptly make an announcement of the effectiveness of the Capital Reduction, the Books Closure Date, the amount of the Cash Distribution, the Capital Amount and the date of payment of the Cash Distribution in due course.

LETTER TO SHAREHOLDERS
2.3	Distribution of Capital Amount. The Cash Distribution amount would be determined based on the proceeds that are available to the Company pursuant to the Debt Financing (as defined in paragraph 2.7.2 of this Circular). The Capital Amount would be determined by dividing the amount of the Cash Distribution by the number of issued Shares as at the Books Closure Date (after rounding down any fractions of a cent to the nearest cent, where applicable), based on the issued share capital of the Company as at the Books Closure Date. The issued share capital of the Company as at the Books Closure Date will take into account the issue of new Shares arising from the exercise of any Options (as defined in paragraph 2.5 of this Circular), the grant of Awards, the vesting of RSUs, the exercise of any Rights to purchase Shares under the ESPP, and the conversion of any securities convertible into Shares (the “Potential Issued Share Capital”), in each case on or before the Books Closure Date.

For illustrative purposes only and assuming that the Cash Distribution is US$813 million:
2.3.1	based on the issued share capital of the Company of approximately US$1,892 million comprising approximately 2,047,333,663 Shares as at the Latest Practicable Date, the Capital Amount to be returned for each Share held as at the Books Closure Date would be US$0.39; and

2.3.2	assuming the Potential Issued Share Capital of the Company of approximately US$2,026 million comprising approximately 2,194,680,268 Shares, determined by taking into account the issue of new Shares arising from the exercise of those Options and the conversion of the Convertible Subordinated Notes that are in each case in-the-money as at the Latest Practicable Date, the vesting of RSUs and the exercise of Rights, in each case that may be effected on or before the Books Closure Date, the Capital Amount to be returned for each Share held as at the Books Closure Date would be US$0.37. The assumed Potential Issued Share Capital of approximately US$2,026 million comprising approximately 2,194,680,268 Shares does not take into account the issue of new Shares arising from the exercise of those Options that are out-of-the money as at the Latest Practicable Date or the issue of new Shares arising from the conversion of the Convertible Notes as the Convertible Notes are out-of-the-money as at the Latest Practicable Date and accordingly, the Company does not expect such Options to be exercised or the Convertible Notes to be converted.
There is no assurance that the Capital Reduction will be effected and if effected, what the actual Cash Distribution amount and the actual Capital Amount would be.

2.4	Reduction of Share Capital. The Capital Reduction, if effected, would involve reducing the issued share capital of the Company by the sum of up to US$813 million and such reduction is proposed to be effected by returning to the Shareholders the Capital Amount (as determined pursuant to paragraph 2.3 above) in cash for each Share held by or on their behalf as at the Books Closure Date pursuant to the Capital Reduction.

The Capital Reduction, if effected, would not result in a cancellation of Shares, or a change in the number of Shares, held by Shareholders immediately after the Capital Reduction.

2.5	Share Incentive Awards and Convertible Securities. The Company has granted SOP Options, Substitute SOP Options and Substitute EIP Options (collectively the “Options”) under the SOP, Substitute SOP and Substitute EIP, respectively, which are exercisable into Shares.

The Company has also granted contingent Awards and RSUs under the PSP and RSP respectively. In the case of the contingent Awards, the Company may, subject to performance targets and/or conditions being fulfilled, grant actual Awards based on the contingent Awards granted, pursuant to which the Company may deliver Shares, free of payment, to the holders of such actual Awards, either in the form of new Shares or existing Shares, or pay cash, rather than deliver Shares. No Awards will be granted on or before the tentative Books Closure Date. In the case of RSUs, the Company may, upon the vesting of the RSUs, deliver Shares, free of payment, to the holders of such RSUs, either in the form of new Shares or existing Shares, or pay cash rather than deliver Shares.

LETTER TO SHAREHOLDERS
In addition, the Company has granted Rights under the ESPP to purchase Shares and the Company may match up to 20 per cent. of the contributions of the ESPP participants by transferring or issuing Shares or providing cash contribution for the purchase of Shares.

As at the Latest Practicable Date:
(a)	there were outstanding:
(i)	SOP Options enabling the holders thereof to subscribe for approximately 14,377,301 Shares, of which SOP Options enabling the holders thereof to subscribe for approximately 14,215,347 Shares are or will be vested and exercisable on or before the tentative Books Closure Date;

(ii)	Substitute SOP Options enabling the holders thereof to subscribe for approximately 1,408,051 Shares, all of which are or will be vested and exercisable on or before the tentative Books Closure Date; and

(iii)	Substitute EIP Options enabling the holders thereof to subscribe for approximately 122,778 Shares, all of which are or will be vested and exercisable on or before the tentative Books Closure Date;
(b)	there were contingent Awards representing actual Awards for approximately 2,980,000 Shares, none of which will entitle holders thereof to the grant of actual Awards on or before the tentative Books Closure Date;

(c)	there were outstanding RSUs representing approximately 6,264,642 Shares, of which RSUs representing approximately 2,027,879 Shares will vest on or before the tentative Books Closure Date, according to the vesting schedule of such RSUs; and

(d)	there were outstanding Rights to purchase up to approximately 7,872,220 Shares on or before the tentative Books Closure Date.
In addition, Temasek indirectly holds through STSPL, the Convertible Subordinated Notes which may be converted into 145,138,660 Shares, based on the current conversion price.

The Convertible Notes are also outstanding, but the Company does not expect the Convertible Notes to be converted on or before the Books Closure Date as they are out-of-the-money as at the Latest Practicable Date.

As highlighted in paragraph 2.3 above, the vesting or exercise of the Share Incentive Awards and the conversions of any securities convertible into Shares, on or before the Books Closure Date, will increase the number of issued Shares as at the Books Closure Date and consequently reduce the Capital Amount proposed to be returned to the Shareholders for each Share held by or on their behalf as at the Books Closure Date pursuant to the Capital Reduction, if effected.

LETTER TO SHAREHOLDERS
2.6	Illustration. The following illustrates the position of a Shareholder who holds 1,000 Shares as at the Books Closure Date, if the Capital Reduction becomes effective, (a) assuming the issued share capital of the Company is approximately US$2,026 million comprising approximately 2,194,680,268 Shares (being the Potential Issued Share Capital of the Company), and (b) assuming the Cash Distribution is US$813 million:

Shareholder with
1,000 Shares
Position pre-Capital Reduction
Shares currently held	1,000

Position post-Capital Reduction
Capital Amount per Share (US$)	0.37
Capital Amount received (US$)	370.44
(approximately S$523.65 based on an exchange rate of US$1 to S$1.4136 (being the exchange rate as at the Latest Practicable Date))
Shares held post-Capital Reduction	1,000
In summary, if the Capital Reduction becomes effective and assuming the Cash Distribution is US$813 million, Shareholders would be expected to receive a Capital Amount of US$370.44 (approximately S$523.65), after rounding down any fractions of a cent to the nearest cent, where applicable, for every 1,000 Shares held as at the Books Closure Date, while maintaining the same shareholding in the Company.
There is no assurance that the Capital Reduction will be effected and if effected, what the actual Cash Distribution amount and the actual Capital Amount would be.
2.7	Conditions.
2.7.1	Approvals. The Capital Reduction is subject to, inter alia:
(a)	the approval of Shareholders by way of a special resolution for the Capital Reduction at the EGM;

(b)	the approval of the Court for the Capital Reduction; and

(c)	all other relevant approvals and consents being obtained .
2.7.2	Funds for the Capital Reduction. The Capital Reduction would be made out of the proceeds from the issuance of additional debt securities and/or borrowings under credit facilities made or to be made available to the Company (“Debt Financing”) for the purpose of funding the Cash Distribution, and the repayment of certain outstanding debt of the Company (which the Company expects to include the redemption and/or repurchase of its 6.75% Senior Notes due 2011 and its 7.5% Senior Notes due 2010). Accordingly, the Capital Reduction will be subject to and conditional upon the Company being able to obtain Debt Financing to fund the Capital Reduction and such repayment of outstanding debt, on terms and conditions acceptable to it.

For the avoidance of doubt, this Circular is not an offer to purchase, a solicitation of an offer to purchase, or a solicitation of tenders with respect to, any notes.

LETTER TO SHAREHOLDERS
2.7.3	Discretion of the Board of Directors. If the Company determines that the various conditions set out in paragraphs 2.7.1 and 2.7.2 above have been satisfied, but the Board of Directors is then of the view that it is not in the best interests of the Company to effect the Cash Distribution (due to the then prevailing market or economic conditions or for any other reason), the Company shall not be obliged or required to proceed to make the Capital Reduction effective and shall make an announcement to that effect, and take all necessary steps and action to terminate the Capital Reduction exercise. The Capital Reduction is therefore subject to and conditional upon the Board of Directors deciding, following the satisfaction of the various conditions set out in paragraphs 2.7.1 and 2.7.2 above, to effect the Cash Distribution.
2.8	Rationale. The Capital Reduction, if effected, would allow the Company to return surplus share capital to the Shareholders. Giving proforma effect to the Capital Reduction as at 30 December 2007, the Company’s financial year end, and assuming the Cash Distribution is US$813 million, as well as a full conversion of the Convertible Subordinated Notes held indirectly by Temasek into Shares, the Capital Reduction will reduce the share capital of the Company as at 30 December 2007 from approximately US$1,892 million to approximately US$1,213 million.

The Capital Reduction, if effected, would allow a substantial cash distribution to be made to Shareholders.

2.9	Taxation. Shareholders should note that the following statements are not to be regarded as advice on the tax position of any Shareholder or on any tax implications arising from the Capital Reduction and Cash Distribution, if effected. Shareholders should consult their own professional advisers regarding the tax implications to them of the Capital Reduction and Cash Distribution, if effected.
2.9.1	Tax Implications under Singapore Law
Section 10I of the Income Tax Act provides that where a Singapore resident company makes a payment to its shareholders upon a reduction of its issued share capital and such a capital reduction is made out of “contributed capital” of the company, the payment to the shareholders will be treated as a return of capital and not as a payment of dividend. For Singapore income tax purposes, a return of capital would generally be treated as capital in nature and would not be taxable to the shareholders in Singapore, except in certain cases, such as shareholders who are traders in securities or who have classified their investments as trading stocks, marketable securities or short-term investments.

In relation to the Cash Distribution to be made to Shareholders pursuant to the Capital Reduction, the amounts are to be paid to Shareholders out of the share capital of the Company and will likely be regarded as a return of capital and should not be treated as a distribution of dividend to Shareholders for purposes of Singapore income tax.
2.9.2	Certain Material United States Federal Income Tax Considerations for U.S. Holders.

TO COMPLY WITH INTERNAL REVENUE SERVICE CIRCULAR 230, YOU ARE HEREBY NOTIFIED THAT: (A) ANY DISCUSSION OF U.S. FEDERAL TAX ISSUES CONTAINED OR REFERRED TO IN THIS CIRCULAR IS NOT INTENDED OR WRITTEN TO BE USED, AND CANNOT BE USED BY YOU, FOR THE PURPOSES OF AVOIDING PENALTIES THAT MAY BE IMPOSED ON YOU UNDER THE UNITED STATES INTERNAL REVENUE CODE; (B) SUCH DISCUSSION IS BEING USED IN CONNECTION WITH THE PROMOTION OR MARKETING BY THE COMPANY OF THE TRANSACTIONS OR MATTERS ADDRESSED HEREIN; AND (C) YOU SHOULD SEEK ADVICE BASED ON YOUR PARTICULAR CIRCUMSTANCES FROM AN INDEPENDENT TAX ADVISER.

LETTER TO SHAREHOLDERS
The following is a general summary of certain material United States federal income tax consequences of the receipt of the Cash Distribution, if effected, by U.S. Holders (as defined below). This summary applies only to U.S. Holders that have the U.S. dollar as their functional currency and that hold Shares or ADSs as “capital assets”. This discussion does not address the tax considerations applicable to a U.S. Holder’s special circumstances or to U.S. Holders that may be subject to special tax rules.

You are a “U.S. Holder” if you are a beneficial owner of Shares or ADSs and you are, for U.S. federal income tax purposes,
(i)	a citizen or resident of the United States;

(ii)	a corporation (or other entity taxable as a corporation) organized under the laws of the United States, any State thereof or the District of Columbia;

(iii)	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

(iv)	a trust that (a) is subject to the primary supervision of a court within the United States and the control of one or more U.S. persons for all substantial decisions of the trust, or (b) has a valid election in effect under applicable U.S. Treasury Regulations to be treated as a U.S. person.
The following discussion is based on the tax laws of the United States as in effect on the date hereof and on U.S. Treasury Regulations in effect or, in some cases, proposed, as of the date hereof, as well as judicial and administrative interpretations thereof available on or before such date. All of the foregoing authorities are subject to change, which change could apply retroactively and could affect the tax consequences described below.

The Company believes, and the following discussion assumes, that the Company has not been a passive foreign investment company for United States federal income tax purposes for the relevant period, and will not be a passive foreign investment company for the Company’s current taxable year. If the Company were to be a passive foreign investment company, the United States federal income tax consequences of the receipt of the proposed Cash Distribution may be materially different than described below.

U.S. Holders are urged to consult their own tax advisers with respect to the United States federal income tax consequences of the receipt of the proposed Cash Distribution in light of their own particular circumstances, as well as the effect of any state, local or non-United States tax laws.

Distributions on Shares or ADSs

Cash distributions made with respect to the Shares or ADSs will be included in the income of a U.S. Holder as dividend income to the extent of the Company’s current or accumulated earnings and profits, calculated pursuant to United States federal income tax principles. U.S. Holders must include such distributions in income on the date they are treated as actually or constructively received by the U.S. Holder, in the case of Shares, or by the depository, in the case of the ADSs. The Company does not intend to calculate its earnings and profits under U.S. federal income tax principles, therefore a U.S. Holder should expect that a distribution generally will be treated as a dividend.

It is not expected that dividends paid by the Company will represent “qualified dividend income,” and therefore dividends would be subject to United States federal income taxation at the regular rates applicable to ordinary income. A corporate U.S. Holder will not be entitled to a dividends received deduction generally available upon the receipt of dividends distributed by United States corporations. U.S. Holders should consult their tax advisers regarding the appropriate treatment and tax consequences to them in their particular circumstances of the proposed Cash Distribution with respect to their Shares or ADSs.

LETTER TO SHAREHOLDERS
If a dividend is paid in a currency other than the U.S. dollar, the amount includible in gross income will be the U.S. dollar value of such dividend, calculated by reference to the exchange rate in effect on the date of actual or constructive receipt of the dividend by the U.S. Holder, in the case of Shares, or by the depository, in the case of ADSs, regardless of whether the payment is actually converted into U.S. dollars. U.S. Holders should consult their own tax advisers concerning the possibility of foreign currency gain or loss if any such currency is not converted into U.S. dollars on the date of receipt.

Dividends received with respect to the Shares or ADSs generally will be treated as income from sources outside the United States and as “passive category income” or “general category income” for United States foreign tax credit purposes.

United States Information Reporting and Backup Withholding

Dividend payments with respect to Shares or ADSs may be subject to information reporting to the Internal Revenue Service and possible U.S. backup withholding at a current rate of 28%. Backup withholding will not apply, however, to a U.S. Holder who furnishes a correct taxpayer identification number and makes any other required certification or who is otherwise exempt from backup withholding. U.S. Holders who are required to establish their exempt status generally must provide such certification on Internal Revenue Service Form W-9. U.S. Holders should consult their tax advisers regarding the application of the U.S. information reporting and backup withholding rules to the proposed Cash Distribution.

Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability, and such holder may obtain a refund of any excess amounts withheld under the backup withholding rules by filing the appropriate claim for refund with the Internal Revenue Service and furnishing any required information.
2.10	Effective Date. In the event that the Company determines that the various conditions set out in paragraph 2.7 above have been satisfied, and it decides to proceed to lodge a copy of the Order of Court approving the Capital Reduction, together with the other documents prescribed under the Companies Act, with the Registrar of Companies and Businesses of Singapore, the Company would then make the lodgement, whereupon the Capital Reduction would become effective and the Cash Distribution would become payable.

2.11	No Adjustments in Share Incentive Awards. The Committee has deliberated and determined that, in its opinion, no adjustments are required to be made to the terms of the outstanding Share Incentive Awards consequent upon the Capital Reduction, under the respective rules of the Share Plans.

2.12	Financial Effects. For illustrative purposes only, the financial effects of the Capital Reduction (taking into consideration the incurrence of the Debt Financing to (a) fund the Cash Distribution (assuming it amounts to US$813 million), (b) refinance certain outstanding debt of the Company (including its 6.75% Senior Notes due 2011 and its 7.5% Senior Notes due 2010) and (c) fund costs associated with the foregoing (collectively, the “Debt Financing Usage”)), based on the unaudited consolidated financial statements of the Group as at 30 December 2007, are set out below.

Share Capital

The Capital Reduction, if effected, would have no impact on the number of Shares held by Shareholders as a result of the Capital Reduction.

The proforma effect of the Capital Reduction (taking into consideration the Debt Financing and the Debt Financing Usage) on the share capital of the Group as at 30 December 2007, based on the unaudited consolidated financial statements of the Group as at 30 December 2007, will be a reduction of the issued and paid-up share capital from approximately US$1,892 million to approximately US$1,213 million.

LETTER TO SHAREHOLDERS
Shareholders’ Equity

The proforma effects of the Capital Reduction (taking into consideration the Debt Financing and the Debt Financing Usage) on the shareholders’ equity of the Group as at 30 December 2007, based on the unaudited consolidated financial statements of the Group as at 30 December 2007, are as follows:

	GROUP
		Proforma
	As at	after Capital
(US$’million)	30 December 2007	Reduction(1)

Share capital	1,892	1,213
Accumulated other comprehensive income (loss)	(8)	(8)
Accumulated deficit	(500)	(532)

Shareholders’ equity	1,384	673

Note:

(1)	Assumes (i) the conversion of the Convertible Subordinated Notes into 145,138,660 Shares, (ii) that none of the Share Incentive Awards has been exercised or vested, as the case may be, and (iii) the incurrence of the Debt Financing to (a) fund the Cash Distribution (assuming it amounts to US$813 million), (b) refinance certain outstanding debt of the Company (including its 6.75% Senior Notes due 2011 and its 7.5% Senior Notes due 2010) and (c) fund costs associated with the foregoing.
NTA

The proforma effects of the Capital Reduction (taking into consideration the Debt Financing and the Debt Financing Usage) on the NTA of the Group as at 30 December 2007, based on the unaudited consolidated financial statements of the Group as at 30 December 2007, are as follows:

	GROUP
		Proforma
	As at	after Capital
	30 December 2007	Reduction(1)

NTA (US$’million)	855	144
Number of issued Shares (million)	2,047	2,192
NTA per Share (US$)	0.42	0.07

Note:

(1)	Assumes (i) the conversion of the Convertible Subordinated Notes into 145,138,660 Shares, (ii) that none of the Share Incentive Awards has been exercised or vested, as the case may be, and (iii) the incurrence of the Debt Financing to (a) fund the Cash Distribution (assuming it amounts to US$813 million), (b) refinance certain outstanding debt of the Company (including its 6.75% Senior Notes due 2011 and its 7.5% Senior Notes due 2010) and (c) fund costs associated with the foregoing.

LETTER TO SHAREHOLDERS
Gross Gearing

The proforma effects of the Capital Reduction (taking into consideration the Debt Financing and the Debt Financing Usage) on the gross gearing of the Group as at 30 December 2007, based on the unaudited consolidated financial statements of the Group as at 30 December 2007, are as follows:

	GROUP
		Proforma
	As at	after Capital
	30 December 2007	Reduction(1)

Total short term and long term debt (US$’million)	665	1,393
Shareholders’ equity (US$’million)	1,384	673
Gross gearing (times)(2)	0.5	2.1

Notes:

(1)	Assumes (i) the conversion of the Convertible Subordinated Notes into 145,138,660 Shares, (ii) that none of the Share Incentive Awards has been exercised or vested, as the case may be, and (iii) the incurrence of the Debt Financing to (a) fund the Cash Distribution (assuming it amounts to US$813 million), (b) refinance certain outstanding debt of the Company (including its 6.75% Senior Notes due 2011 and its 7.5% Senior Notes due 2010) and (c) fund costs associated with the foregoing.

(2)	“Gross Gearing” means the ratio of total short term and long term debt to shareholders’ equity.
After the Capital Reduction, the Company believes the continued cash flow generated from its operations and financial resources will be able to support its foreseeable near-term investment and operational needs. To maintain flexibility for business growth the Company may obtain additional financing. The proforma unaudited consolidated balance sheet of the Group before and after the Capital Reduction, based on the unaudited consolidated balance sheet of the Group as at 30 December 2007, is set out in the Appendix to this Circular.

2.13	Administrative Procedures for the Capital Reduction. The following paragraphs set out the administrative procedures for the Capital Reduction, if effected.
2.13.1	Books Closure Date

If the Capital Reduction is effected, persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date would be entitled to receive the Capital Amount for each Share held as at the Books Closure Date.

If the Capital Reduction is effected, persons registered in the Register of Members of the Company and Depositors whose Securities Accounts are credited with Shares as at the Books Closure Date would be considered for purposes of the Capital Reduction on the basis of the number of such Shares registered in their names or standing to the credit of their Securities Accounts as at the Books Closure Date.

If the Company determines that the conditions set out in paragraph 2.7 of this Circular have been satisfied and it decides to proceed to make the Capital Reduction effective, the Company will announce the Books Closure Date, as well as the amount of the Cash Distribution, the Capital Amount and the date of payment of the Cash Distribution, promptly after the Capital Reduction becomes effective.

LETTER TO SHAREHOLDERS
2.13.2	Shareholders holding Scrip Shares

Shareholders who hold Shares registered in their own names in the Register of Members of the Company and who wish to deposit their Shares with CDP prior to the Books Closure Date must deliver their existing share certificates in respect of their Shares, together with the duly executed instruments of transfer in favour of CDP, at least 12 Market Days prior to the Books Closure Date in order for their Securities Accounts maintained with CDP to be credited with the relevant Shares prior to the Books Closure Date. CDP will not accept the old share certificates in respect of Shares for deposit from the date falling 11 Market Days prior to the Books Closure Date to the Books Closure Date (both dates inclusive) for the purpose of the Capital Reduction, if effected.

2.13.3	Payment of the Cash Distribution

If the Capital Reduction is effected, payment of the Cash Distribution pursuant to the Capital Reduction would be made in the following manner:
(a)	Scripless Shareholders

Shareholders who are Depositors and who have Shares standing to the credit of their Securities Accounts as at the Books Closure Date would have the cheques for payment, in United States of America dollars, of their respective entitlements to the Capital Amount despatched to them by CDP by ordinary post at their own risk. Alternatively, such Shareholders will have payment of their respective entitlements to the Capital Amount made in such other manner as they may have agreed with CDP for the payment of dividends or other distributions.

(b)	Shareholders holding Scrip Shares

Shareholders whose Shares are registered in the Register of Members of the Company as at the Books Closure Date will have the cheques for payment, in United States of America dollars, of their entitlements to the Capital Amount despatched to them by ordinary post at their own risk.
2.14	Temasek. Temasek is a substantial Shareholder of the Company and has a deemed interest through STSPL in approximately 83.06 per cent. of the issued Shares as at the Latest Practicable Date. Temasek and STSPL have been in discussions with the Company on the Capital Reduction. The Company expects Temasek, through STSPL, to vote in favour of the Capital Reduction at the EGM. If the Capital Reduction becomes effective, based on its shareholding in the Company as at the Latest Practicable Date and assuming the conversion of the Convertible Subordinated Notes, Temasek, through STSPL, would be entitled to receive an aggregate Capital Amount of approximately US$684 million, assuming that the Cash Distribution is US$813 million and the Potential Issued Share Capital is as computed in paragraph 2.3.2 above.

LETTER TO SHAREHOLDERS
3.	DIRECTORS’ AND SUBSTANTIAL SHAREHOLDERS’ INTERESTS
3.1	Directors’ Interests. As at the Latest Practicable Date, the Directors’ interests in Shares as recorded in the Register of Directors’ Shareholdings are as follows:

	Number of Shares
					Number of Shares
					comprised in
	Direct		Deemed		outstanding Share
Director	Interest	%	Interest	%	Incentive Awards
Charles R. Wofford	—	—	—	—	—	(1)

Tan Lay Koon	—	—	—	—	4,100,000	(2)

Peter Seah Lim Huat	—	—	—	—	96,250	(3)

R. Douglas Norby	—	—	—	—	—	(4)

Teng Cheong Kwee	—	—	—	—	105,000

Tokumasa Yasui	—	—	—	—	—

Phoon Siew Heng	—	—	—	—	—

Notes:

(1)	Does not include RSUs representing 27,600 Shares that have not vested as at the Latest Practicable Date.

(2)	Does not include RSUs representing 322,000 Shares, contingent Awards representing actual Awards for 600,000 Shares and Options to subscribe for 125,000 Shares, that have not vested as at the Latest Practicable Date.

(3)	Does not include RSUs representing 20,700 Shares and representing Options to subscribe for 8,750 Shares, that have not vested as at the Latest Practicable Date.

(4)	Does not include RSUs representing 20,700 Shares that have not vested as at the Latest Practicable Date.
3.2	Substantial Shareholders’ Interests. As at the Latest Practicable Date, the interests of the substantial Shareholders in Shares as recorded in the Register of Substantial Shareholders are as follows:

	Number of Shares
	Direct		Deemed
Substantial Shareholder	Interest	%	Interest	%

Temasek	—	—	1,700,577,029	83.06

STSPL	1,700,577,029	83.06	—	—
4.	DIRECTORS’ RECOMMENDATIONS
The Proposed Capital Reduction. The Directors are of the opinion that the Capital Reduction is in the best interests of the Company. Accordingly, they recommend that Shareholders vote in favour of the Special Resolution relating to the proposed Capital Reduction at the EGM.

LETTER TO SHAREHOLDERS
5.	EXTRAORDINARY GENERAL MEETING

The EGM, notice of which is set out on pages 17 to 18 of this Circular, will be held at 10 Ang Mo Kio Street 65, Techpoint #04-18/20, Singapore 569059 on 17 March 2008 at 10 a.m. for the purpose of considering and, if thought fit, passing, with or without any modifications, the Special Resolution set out in the Notice of EGM.
6.	ACTION TO BE TAKEN BY SHAREHOLDERS

6.1	Appointment of Proxies. Shareholders who are unable to attend the EGM and wish to appoint a proxy to attend and vote on their behalf, should complete, sign and return the attached Proxy Form in accordance with the instructions printed thereon as soon as possible and, in any event, so as to reach the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not later than 48 hours before the time fixed for the EGM. The completion and return of the proxy form by a Shareholder will not prevent him from attending and voting in person at the EGM in place of his proxy if he wishes to do so.

6.2	When Depositor regarded as Shareholder. A Depositor shall not be regarded as a Shareholder entitled to attend and vote at the EGM unless he is shown to have Shares entered against his name in the Depository Register as at 48 hours before the time fixed for holding the EGM, as certified by CDP to the Company.

6.3	Quorum. Any two or more Shareholders holding or representing in aggregate not less than 33 1/3 per cent. of the number of Shares (excluding treasury shares) present in person or by proxy at the EGM will constitute a quorum for the transaction of business at the EGM.

6.4	Voting. On a show of hands, every Shareholder present in person or by proxy shall have one vote and on a poll, every Shareholder present in person or by proxy shall have one vote for each Share held. A resolution put to the vote of Shareholders at the EGM will be decided on a show of hands unless a poll is demanded (i) by the Chairman of the EGM or (ii) by not less than five Shareholders present in person or by proxy and entitled to vote at the EGM or (iii) by a Shareholder present in person or by proxy and representing not less than one-tenth of the total voting rights of all the Shareholders having the right to vote at the EGM or (iv) by a member present in person or by proxy and holding not less than ten per cent. of the total number of Shares of the Company (excluding treasury shares); provided always that no poll shall be demanded on the choice of a chairman or on a question of adjournment.

Shares represented by duly executed proxies deposited with the Company will be voted at the EGM in accordance with Shareholders’ instructions contained in the instrument. In the absence of specific instructions in the proxy, the proxy of a Shareholder may vote or abstain as he may think fit.

On a show of hands, the Special Resolution to be proposed at the EGM will be duly passed by the affirmative vote of a majority of not less than three-fourths of Shareholders present in person or by proxy and voting at the EGM. If a poll is demanded in accordance with this section, the Special Resolution to be proposed at the EGM will be duly passed by the affirmative vote of a majority of not less than three-fourths of votes cast at the EGM for each Share held or represented.
7.	FORWARD-LOOKING STATEMENTS

Certain statements in this Circular, including statements regarding the proposed Capital Reduction and Cash Distribution, the proposed debt financing and repayment of certain outstanding debt, STSPL’s expected voting position at the EGM, expected future financial position, cash flow generated from operations, financial resources and investment and operational needs, are forward-looking statements that involve a number of risks and uncertainties that could cause actual events or results to differ materially from those described in this Circular.

LETTER TO SHAREHOLDERS
Factors that could cause actual results to differ from the Company’s expectations include, but are not limited to, the Company’s ability to obtain debt financing to fund the Cash Distribution and repay certain outstanding indebtedness (including redeeming and/or repurchasing the Company’s senior notes) on terms and conditions acceptable to the Company; obtaining requisite approvals needed for the Capital Reduction; general business and economic conditions and the state of the semiconductor industry; level of competition; demand for end-use applications products such as communications equipment and personal computers; decisions by customers to discontinue outsourcing of test and packaging services; reliance on a small group of principal customers; continued success in technological innovations; availability of financing; pricing pressures including declines in average selling prices; the ability to meet the applicable requirements for the termination of registration under the U.S. Securities Exchange Act of 1934, as amended; ability to meet specific conditions imposed for the continued listing or delisting of the Company’s securities on the SGX-ST; the Company’s substantial level of indebtedness; potential impairment charges; adverse tax and other financial consequences if the South Korean taxing authorities do not agree with the Company’s interpretation of the applicable tax laws; ability to develop and protect the Company’s intellectual property; rescheduling or canceling of customer orders; changes in products mix; intellectual property rights disputes and litigation; capacity utilisation; delays in acquiring or installing new equipment; limitations imposed by the Company’s financing arrangements which may limit the Company’s ability to maintain and grow the Company’s business; changes in customer order patterns; shortages in supply of key components; disruption of the Company’s operations; loss of key management or other personnel; defects or malfunctions in the Company’s testing equipment or packages; changes in environmental laws and regulations; exchange rate fluctuations; regulatory approvals for further investments in the Company’s subsidiaries; significant ownership by Temasek that may result in conflicting interests with Temasek and the Company’s affiliates; unsuccessful acquisitions and investments in other companies and businesses; the Company’s ability to continue to successfully integrate the operations of the former separate STATS and ChipPAC companies and their employees; labour union problems in South Korea; uncertainties of conducting business in China; natural calamities and disasters, including outbreaks of epidemics and communicable diseases; and other risks described from time to time in the Company’s SEC filings, including its annual report on Form 20-F dated March 12, 2007.

The Company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.
8.	INCORPORATION BY REFERENCE

The SEC allows the Company to “incorporate by reference” into this Circular the information in documents the Company files with the SEC. This means that the Company can disclose important information to Shareholders by referring Shareholders to those documents. The information incorporated by reference is considered to be a part of this Circular and should be read with the same care. When the Company updates the information contained in documents that have been incorporated by reference by making future filings with the SEC, the information incorporated by reference in this Circular is considered to be automatically updated and superseded. In other words, in the case of a conflict or inconsistency between information contained in this Circular and information incorporated by reference into this Circular, Shareholders should rely on the information contained in the document that was filed later. The Company incorporates by reference the documents listed below and any future filings or submissions made by it with the SEC (except for its future submissions on Form 6-K which will only be incorporated by reference into this document if it states in such submissions that they are being incorporated by reference into this Circular) after the date of this Circular and before the date of the EGM:
(a)	the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2006 filed with the SEC on March 12, 2007; and

(b)	the Company’s current report on Form 6-K submitted to the SEC on May 15, 2007, August 7, 2007 and November 7, 2007.

LETTER TO SHAREHOLDERS
The Company will provide, without charge, at the written or oral request of anyone, including any beneficial owner, to whom this Circular is delivered, copies of the documents incorporated by reference in this Circular, other than exhibits to those documents which are not specifically incorporated by reference. Requests should be directed to: STATS ChipPAC Ltd., 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059, Attention: The Company Secretary; telephone number: (65) 6824-7777.

The Company’s SEC filings are available to the public over the Internet at the SEC’s website at http://www.sec.gov. Shareholders also may read and copy any document the Company files at the SEC’s public reference rooms in Washington, D.C., New York; and Chicago, Illinois. Please call the SEC at 1-800-732-0330 for further information about the public reference rooms.
9.	INSPECTION OF DOCUMENTS

The following documents are available for inspection at the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 during normal business hours from the date of this Circular up to the date of the EGM:
(a)	the Annual Report of the Company for the financial year ended 31 December 2006; and

(b)	the Memorandum and Articles of Association of the Company.
10.	DIRECTORS’ RESPONSIBILITY STATEMENT

This Circular has been reviewed and approved by all the Directors and they (including those who have delegated detailed supervision of this Circular) collectively and individually accept responsibility for the accuracy of the information contained in this Circular and confirm, having made all reasonable enquiries, that to the best of their knowledge and belief, that the facts stated and opinions expressed in this Circular are fair and accurate and that there are no material facts the omission of which would make any statement in this Circular misleading.
Yours faithfully
for and on behalf of
the Board of Directors
STATS ChipPAC Ltd.
Charles R. Wofford
Chairman

APPENDIX
PROFORMA UNAUDITED CONSOLIDATED BALANCE SHEET OF THE GROUP
BEFORE AND AFTER THE CAPITAL REDUCTION

		Adjusted	Proforma
	As at 30	before the	after the
(US$’million)	December 2007	Capital Reduction(1)	Capital Reduction(2)
ASSETS
Current Assets:
Cash and cash equivalents	213	1,026	213
Short-term marketable securities	29	29	29
Other current assets	394	394	394

Total Current Assets	636	1,449	636

Non-current Assets:
Marketable securities	15	15	15
Property, plant and equipment, net	1,276	1,276	1,276
Goodwill and intangible assets	589	589	589
Other non-current assets	81	98	98

Total Non-current Assets	1,961	1,978	1,978

TOTAL ASSETS	2,597	3,427	2,614

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Other current liabilities	363	363	363
Short-term debts	241	34	34

Total Current Liabilities	604	397	397

Non-current Liabilities:
Long-term debts	424	1,359	1,359
Other non-current liabilities	125	125	125

Total Non-current Liabilities	549	1,484	1,484

TOTAL LIABILITIES	1,153	1,881	1,881

NET ASSETS	1,444	1,546	733

MINORITY INTEREST	60	60	60
EQUITY
Issued and paid-up share capital	1,892	2,026	1,213
Accumulated other comprehensive loss	(8)	(8)	(8)
Accumulated deficit	(500)	(532)	(532)

Total Shareholders’ equity	1,384	1,486	673

TOTAL	1,444	1,546	733

APPENDIX

Notes:

(1)	The following assumptions have been made for the purposes of illustrating the financial effects of the “Adjusted before the Capital Reduction”:

	(a)	adjusted for the issuance of additional debts and borrowings under credit facilities made or to be made available to the Company for the purpose of (i) funding the Cash Distribution (assuming it amounts to US$813 million), (ii) refinancing certain outstanding debt of the Company (including its 6.75% Senior Notes due 2011 and its 7.5% Senior Notes due 2010), and (iii) funding costs associated with the foregoing, assuming such debt incurrence and refinancing were effected on 30 December 2007; and

	(b)	adjusted for the conversion of the US$134.5 million of 2.5% Convertible Subordinated Notes due 2008 into 145,138,660 Shares.

(2)	The following assumptions have been made for the purposes of illustrating the financial effects of the “Proforma after the Capital Reduction”:

	(a)	the payment of the Cash Distribution (assuming it amounts to US$813 million) on an aggregate of 2,192,472,323 Shares, being the total number of issued and fully paid-up Shares outstanding as at 30 December 2007, adjusted for the 145,138,660 Shares from the conversion of the US$134.5 million of 2.5% Convertible Subordinated Notes due 2008, assuming such payment was made on 30 December 2007;

	(b)	none of the Share Incentive Awards have been exercised or vested, as the case may be; and

	(c)	an exchange rate of US$1 to S$1.4136 (being the exchange rate as at the Latest Practicable Date).

NOTICE OF EXTRAORDINARY GENERAL MEETING
STATS ChipPAC Ltd.
(Incorporated in the Republic of Singapore)
Company Registration No. 199407932D
NOTICE OF EXTRAORDINARY GENERAL MEETING
NOTICE IS HEREBY GIVEN that an Extraordinary General Meeting of the members of STATS ChipPAC Ltd. (the “Company”) will be held at 10 Ang Mo Kio Street 65, Techpoint #04-18/20, Singapore 569059 on 17 March 2008 at 10 a.m. for the purpose of considering and, if thought fit, passing (with or without modification) the following Resolution which will be proposed as a Special Resolution:
Special Resolution
The Proposed Capital Reduction and Cash Distribution to Shareholders
That pursuant to Article 10(A) of the Articles of Association of the Company and subject to the approval of the High Court of the Republic of Singapore (as defined below):
(a)	the issued share capital of the Company be reduced by the sum of up to US$813 million and that such reduction be effected by returning Shareholders the Capital Amount (as defined below) in cash for each issued ordinary share in the capital of the Company held as at a books closure date (the “Books Closure Date”) to be determined by the Directors; and

(b)	the Directors and each of them be and are hereby authorized and empowered to complete and do all such acts and things as they or he may consider necessary, desirable or expedient to give effect to this Resolution as they or he may deem fit.
In this Resolution, “Capital Amount” means the amount (in US$, and after rounding down any fractions of a cent to the nearest cent, where applicable) calculated by dividing the sum of up to US$813 million by the total number of issued ordinary shares in the capital of the Company as at the Books Closure Date.
BY ORDER OF THE BOARD
Tan Lay Koon
Director, President and Chief Executive Officer
Singapore
22 February 2008

NOTICE OF EXTRAORDINARY GENERAL MEETING
Notes:
(1)	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members).

(2)	A shareholder entitled to attend and vote at the Extraordinary General Meeting is entitled to appoint not more than two proxies to attend and vote on his behalf. A proxy need not be a shareholder of the Company. Shareholders may appoint any member of the Board or any other person as their proxy. The instrument appointing a proxy must be deposited at the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for holding the Extraordinary General Meeting or at any adjournment thereof. A proxy may be revoked at any time not less than 48 hours before the time set for the Extraordinary General Meeting, by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Extraordinary General Meeting prior to the vote of the resolution by such shareholder attending the Extraordinary General Meeting and voting in person.

(3)	The Company is subject to applicable U.S. federal securities laws and is not subject to the continuing listing rules of the SGX-ST.

STATS ChipPAC Ltd. (Incorporated in the Republic of Singapore) Company Registration No. 199407932D	IMPORTANT

	1.	For investors who have used their CPF moneys to buy shares of STATS ChipPAC Ltd., this Circular is forwarded to them at the request of their CPF Approved Nominees and is sent FOR INFORMATION ONLY.

PROXY FORM	2.	This Proxy Form is not valid for use by such CPF Investors and shall be ineffective for all intents and purposes if used or purported to be used by them.

	3.	CPF Investors who wish to vote should contact their CPF Approved Nominees.

I/We*	(Name)

of	(Address)
being a member/members* of STATS ChipPAC Ltd. (the “Company”) hereby appoint the Chairman of the Meeting* and/or*:

Name	Address	NRIC/ Passport Number	Proportion of Shareholdings (%)

and/or*

as my/our* proxy/proxies* to attend and to vote for me/us* on my/our* behalf and, if necessary, to demand a poll, at the Extraordinary General Meeting of the Company to be held on 17 March 2008 at 10 Ang Mo Kio Street 65, Techpoint #04-18/20, Singapore 569059 at 10 a.m. and at any adjournment thereof.
*Delete as appropriate
(Please indicate with an “X” in the spaces provided whether you wish your vote(s) to be cast for or against the Special Resolution as set out in the Notice of Extraordinary General Meeting and summarised below. In the absence of specific directions, the proxy/proxies will vote or abstain as he/they may think fit, as he/they will on any other matter arising at the Extraordinary General Meeting.)

	For	Against
Special Resolution To approve the proposed Capital Reduction and Cash Distribution

Dated this day of 2008	Total Number of Shares held

Signature(s) of Member(s) or Common Seal
IMPORTANT: PLEASE READ NOTES OVERLEAF

NOTES
1.	Please insert the total number of ordinary shares (“Shares”) held by you. If you have Shares entered against your name in the Depository Register (as defined in Section 130A of the Companies Act, Chapter 50 of Singapore), you should insert that number of Shares. If you have Shares registered in your name in the Register of Shareholder (i.e. Members), you should insert that number of Shares. If you have Shares entered against your name in the Depository Register and Shares registered in your name in the Register of Shareholders (i.e. Members), you should insert the aggregate number of Shares entered against your name in the Depository Register and registered in your name in the Register of Shareholders (i.e. Members). If no number is inserted, the instrument appointing a proxy or proxies shall be deemed to relate to all the Shares held by you.

2.	A shareholder is a person whose name appears on the Depository Register of The Central Depository (Pte) Limited in Singapore or a person registered in the Company’s Register of Shareholders (i.e. Members). A shareholder of the Company entitled to attend and vote at a meeting of the Company is entitled to appoint one or two proxies to attend and vote instead of him. A proxy need not be a shareholder of the Company.

3.	Where a shareholder appoints two proxies, the appointments shall be invalid unless he specifies the proportion of his shareholding (expressed as a percentage of the whole) to be represented by each proxy.

4.	The instrument appointing a proxy or proxies must be deposited at the registered office of the Company at 10 Ang Mo Kio Street 65, Techpoint #05-17/20, Singapore 569059 not less than 48 hours before the time appointed for the Extraordinary General Meeting.

5.	The instrument appointing a proxy or proxies must be under the hand of the appointor or of his attorney duly authorised in writing. Where the instrument appointing a proxy or proxies is executed by a corporation, it must be executed either under its seal or under the hand of an officer or attorney duly authorised.

6.	A proxy may be revoked at any time not less than 48 hours before the time set for the Extraordinary General Meeting, by the shareholder submitting a subsequently dated instrument appointing a proxy or at the Extraordinary General Meeting prior to the vote of the resolution by such shareholder attending the Extraordinary General Meeting and voting in person.

7.	A corporation which is a shareholder may authorise by resolution of its directors or other governing body such person as it thinks fit to act as its representative at the Extraordinary General Meeting, in accordance with Section 179 of the Companies Act, Chapter 50 of Singapore.
General:
The Company shall be entitled to reject the instrument appointing a proxy or proxies if it is incomplete, improperly completed or illegible or where the true intentions of the appointor are not ascertainable from the instructions of the appointor specified in the instrument appointing a proxy or proxies. In addition, in the case of Shares entered in the Depository Register, the Company may reject any instrument appointing a proxy or proxies lodged if the shareholder, being the appointor, is not shown to have Shares entered against his name in the Depository Register as at 48 hours before the time appointed for holding the Extraordinary General Meeting, as certified by The Central Depository (Pte) Limited to the Company.